ALTENERGY ACQUISITION CORP

600 Lexington Avenue

9th Floor

New York, New York 10022

October 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:    Matthew Crispino

Re:	AltEnergy Acquisition Corp..

Registration Statement on Form S-1

File No. 333-258594

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AltEnergy Acquisition Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Washington, D.C. time, on Thursday, October 28, 2021, or as soon thereafter as practicable.

Please contact Jack Levy, of Morrison Cohen LLP, outside counsel to the Company, at (212) 735-8764 (email: jlevy@morrisoncohen.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jon Darnell
Jon Darnell
Chief Financial Officer

cc:    Jack Levy, Morrison Cohen LLP